UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PURE BIOSCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

74621T209
(CUSIP Number of Common Stock Underlying Warrants)

Henry R. Lambert
Chief Executive Officer
1725 Gillespie Way
El Cajon, California 92020
Phone: (619) 596-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Jeffrey C. Thacker, Esq.
Ryan J. Gunderson, Esq.

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

3570 Carmel Mountain Rd., Suite 200
San Diego, California 92130
Tel: (858) 436-8064
Fax: (877) 881-9192

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$9,120,187	$1,057.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 7,664,022 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended; (ii) outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015, as amended and (iii) outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017. The transaction value is calculated pursuant to Rule 0-11 using $1.19 per share of common stock, which represents the average of the high and low sales price of the common stock on August 22, 2017, as reported by the OTCQB.

(2)	Calculated by multiplying the transaction value by 0.0001159.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A
Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EX-99(a)(1)(A)
EX-99(a)(1)(B)
EX-99(a)(1)(C)
EX-99(a)(1)(D)
EX-99(a)(1)(E)
EX-99(a)(1)(F)
EX-99(a)(1)(G)
EX-99(a)(1)(H)
EX-99(a)(5)(A)
EX-99(a)(5)(B)
EX-99(a)(5)(C)
EX-99(a)(5)(D)
EX-99(a)(5)(E)
EX-99(a)(5)(F)
EX-99(a)(5)(G)
EX-99(a)(5)(H)
EX-99(d)(1)
EX-99(d)(2)
EX-99(d)(3)

i

Item 1. SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is PURE Bioscience, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 1725 Gillespie Way, El Cajon, California 92020, telephone (619) 596-8600.

(b)	As of August 17, 2017, the Company has: (i) outstanding warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended (the “2014 Warrants”); (ii) outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015, as amended (the “2015 Warrants”) and (iii) outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017 (the “2017 Warrants”, and together with the 2014 Warrants and the 2015 Warrants, the “Original Warrants”).

Pursuant to the Offer to Amend and Exercise, the Original Warrants will be amended (the “Amended Warrants”) to: (i) reduce the exercise price of the 2014 Warrants from $0.75 per share to $0.60 per share of common stock in cash, (ii) reduce the exercise price of the 2015 Warrants from $0.45 per share to $0.40 per share of common stock in cash, (iii) reduce the exercise price of the 2017 Warrants from $1.25 per share to $0.85 per share of common stock in cash, (iv) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Offer to Amend and Exercise at 5:00 p.m. (Pacific Time) on September 25, 2017, as may be extended by the Company in its sole discretion (“Expiration Date”) unless extended until the Subsequent Expiration Date (as defined below), (v) delete the cashless exercise provisions in the Original Warrants and (vi) delete the price-based anti-dilution provisions contained in the 2015 Warrants.

Additionally, the Company is requesting the holders of a majority of the shares issuable upon exercise of the 2014 Warrants (the “2014 Requisite Majority”), 2015 Warrants (the “2015 Requisite Majority”) and 2017 Warrants (the “2017 Requisite Majority”) to approve an amendment of all of the outstanding 2014 Warrants, 2015 Warrants and 2017 Warrants, respectively, to amend such Original Warrants in the same manner as set forth above (the “Aggregate Warrant Amendment”), except the Expiration Date shall be extended until February 5, 2017 (the “Subsequent Expiration Date”).

Pursuant to the terms of the Original Warrants, if the 2014 Requisite Majority, 2015 Requisite Majority and/or 2017 Requisite Majority approves the amendment to the outstanding 2014 Warrants, 2015 Warrants and/or 2017 Warrants, respectively, the amendments set forth above will apply to all of the outstanding 2014 Warrants, 2015 Warrants and/or 2017 Warrants, respectively, regardless of whether or not the individual holder of the Original Warrant voted in favor of the Aggregate Warrant Amendment. In such case, each holder of an Original Warrant, as applicable, must exercise its Original Warrant by the Subsequent Expiration Date or the Amended Warrant held by such holder will expire unexercised by its amended terms.

Other than set forth above, the terms of the Original Warrants will remain unmodified and in full force and effect

As of June 30, 2017, the Company had: (i) 62,943,153 shares of common stock outstanding; (ii) outstanding warrants to purchase 8,539,952 shares of common stock (comprised of the Original Warrants and other outstanding warrants); (iii) outstanding options to purchase 5,308,832 shares of common stock (the “Plan”); and (iv) 1,110,000 shares of common stock issuable upon vesting of restricted stock units under the Plan. In addition, the Company has reserved an additional 560,971 shares of common stock for issuance pursuant to the Company’s Amended and Restated 2007 Equity Incentive Plan (the “Plan”).

(c)	No trading market exists for the Original Warrants. Information about the trading market and price of the Company’s common stock under Section 11: “Trading Market and Price Range of Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

1

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o PURE Bioscience, Inc., 1725 Gillespie Way, El Cajon, California 92020, telephone (619) 596-8600.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Henry Lambert	Chief Executive Officer and Director
Mark Elliott	Vice President Finance
Dave Pfanzelter	Chairman of the Board
Gary Cohee	Director
William Otis	Director
Tom Lee	Director
Janet Risi Field	Director

Franchise Brands, LLC beneficially owns approximately 20,799,999 shares of the Company’s common stock, reflecting approximately 32% of our outstanding common stock based on our records and our outstanding common stock as of June 30, 2017.

Item 4. TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	See Item 8 below for a description of the directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	The Company entered into a Registration Rights Agreement pursuant to which the Company is obligated, upon request of investors holding 75% of the Issuable Shares (as defined therein) and subject to certain conditions, to register the common stock underlying the 2015 Warrants for resale by the holders thereof. A copy of the Registration Rights Agreement is included as Exhibit (d)(1) to this Schedule TO.

The Company entered into a Registration Rights Agreement pursuant to which the Company was obligated, to register the common stock underlying the 2017 Warrants for resale by the holders thereof. A copy of the Registration Rights Agreement is included as Exhibit (d)(2) to this Schedule TO.

See Item 9 below for a description of the Company’s retention of Garden State Securities Inc. to serve as the Warrant Solicitation Agents for the Offer to Amend and Exercise with respect to the 2017 Warrants.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information about the purposes of the transaction under Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	If an eligible holder elects not to participate in the Offer to Amend and Exercise and the 2014 Requisite Majority, 2015 Requisite Majority and/or 2017 Requisite Majority approve the Aggregate Warrant Amendment, the 2014 Warrants, 2015 Warrants and/or 2017 Warrants, as applicable, will be amended pursuant to the terms of the Offer to Amend and Exercise and the Company will provide notice to all holders of the Original Warrants, as applicable, notice of its receipt of approval by the applicable Requisite Majority and such Original Warrants will expire unexercised on the Subsequent Expiration Date if not so exercised. Eligible holders may only elect to amend and exercise all of their 2014 Warrants, 2015 and/or 2017 Warrants, as applicable, if they elect to so amend and exercise such Original Warrants.

2

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of June 30, 2017, the Company had 62,943,153 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 7,664,022 shares of common stock. Assuming all Original Warrants are exercised, the Company’s outstanding shares of common stock would increase to 70,607,175 shares, with the shares issued upon exercise of the Original Warrants representing 10.9% of the then outstanding shares of common stock.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	As of August 17, 2017, there were outstanding Original Warrants to purchase an aggregate of 7,664,022 shares of common stock. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of 2014 Warrants Held	Percentage of 2014 Warrants Held	Number of 2015 Warrants held	Percentage of 2015 Warrants Held
Tom Lee	Director	319,999	7.8%	374,704	18.9%
William Otis	Director	9,066	*	-	-
David Pfanzelter	Chairman of the Board	16,000	*	-	-

* Less than 1%

The executive officer, directors and control persons of the Company do not hold any 2017 Warrants.

Franchise Brands, LLC, the Company’s largest stockholder, holds 2,133,333 2014 Warrants (approximately (approximately 49.9% of the total 2014 Warrants) as of August 17, 2017.

Except as set forth above, none of the Company’s other executive officers, directors or control persons hold Original Warrants.

(b)	None of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	We have agreed to retain Garden State Securities Inc. to act as Warrant Solicitation Agent for the Offer to Amend and Exercise with respect to the 2017 Warrants pursuant to an Engagement Agreement, dated August 21, 2017 attached as Exhibit (d)(3) to this Schedule TO. The Warrant Solicitation Agent shall use best efforts to contact holders of the 2017 Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Amend and Exercise. The Warrant Solicitation Agent will receive a fee equal to 5% of the cash exercise prices paid by holders of the 2017 Warrants who participate in the Offer to Amend and Exercise. As of August 17, 2017, the Warrant Solicitation Agent holds a warrant to purchase 117,647 shares of the Company’s common stock that was issued as compensation for prior placement services provided in connection with the private placement financing completed in January 2017.

(b)	We intend to use the services of our officers and employees to solicit holders of the Original Warrants to participate in the Offer to Amend and Exercise without additional compensation.

3

Item 10. FINANCIAL STATEMENTS.

(a)	The financial information required by Item 1010(a) is included under Section 16 “Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Amend and Exercise, as amended and supplemented, is incorporated by reference.

(b)	The pro forma financial information required by Item 1010(b) is included under Section 16 “Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Amend and Exercise, as amended and supplemented, is incorporated by reference.

Item 11. ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	Except with respect to the Post-Effective No. 1 to Registration Statement on Form S-1 (File No. 333-215915), filed on or about the date of this Schedule TO, which registers the resale of shares of the Company’s common stock and the issuance and resale of the shares of common stock underlying the 2017 Warrants and is listed as an exhibit under Item 12 and described in the Offer to Amend and Exercise, there are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(b)	Not applicable.

(c)	None.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise

	(1)(C)	Form of Election to Participate and Exercise Warrant and Approve Aggregate Warrant Amendment Offer

	(1)(D)	Form of Notice of Withdrawal

	(1)(E)	Form of Notice of Approval of Aggregate Warrant Amendment Offer

	(1)(F)	Form of 2014 Amended Warrant

	(1)(G)	Form of 2015 Amended Warrant

	(1)(H)	Form of 2017 Amended Warrant

	(5)(A)	Annual Report on Form 10-K containing audited financial statements for the fiscal years ended July 31, 2016 and 2015 (as filed with the SEC on October 27, 2016 and incorporated herein by reference)

	(5)(B)	Quarterly Report on Form 10-Q for the quarter ended October 31, 2016 (as filed with the SEC on December 14, 2016 and incorporated herein by reference)

	(5)(C)	Quarterly Report on Form 10-Q for the quarter ended January 31, 2017 (as filed with the SEC on March 2, 2017 and incorporated herein by reference)

4

	(5)(D)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2017 (as filed with the SEC on June 8, 2017 and incorporated herein by reference)

	(5)(E)	Form of 2014 Warrant (incorporated by reference to Exhibit 4.1 to the Company’ Current Report on Form 8-K, as filed with the SEC on August 27, 2014)

	(5)(F)	Form of 2015 Warrant (incorporated by reference to Exhibit 4.11 to the Company’ Annual Report on Form 10-K, as filed with the SEC on October 28, 2015)

	(5)(G)	Form of 2017 Warrant (incorporated by reference to Exhibit 4.1 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 7, 2016)

	(5)(H)	Post-Effective No. 1 to Registration Statement on Form S-1 (File No. 333-215915), filed on or about the date of this Schedule TO, which registers the issuance of the shares of common stock underlying the 2017 Warrants (as filed with the SEC on February 6, 2017 and incorporated herein by reference)

(b)	Not applicable.

(d)	(1) Registration Rights Agreement, dated October 8, 2015, by and between the Company and the purchaser party thereto (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K, as filed with the SEC on October 28, 2015)

(2) Registration Rights Agreement, dated December 1, 2016, by and between the Company and the parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 10-K, as filed with the SEC on December 7, 2017)

(3) Engagement Agreement, dated as of August 21, 2017, by and between the Company and Garden State Securities Inc.

(g)	None.

(h)	None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PURE BIOSCIENCE, INC.

	By:	/s/ Henry R. Lambert
	Name:	Henry R. Lambert
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: August 25, 2017

6